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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Hegna     Gary     G.                     Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              Smith-Gardner & Associates, Inc.    (Month/Day/Year)
     (Last)     (First)     (Middle)                                        (SGAI)
    c/o Smith-Gardner & Associates, Inc.      01/28/99                   ----------------------------------
    1615 South Congress Avenue             ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification            Person to Issuer                 7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    Delray Beach     FL     33445-6368        Person, if an Entity         X   Director          10% Owner      applicable line)
----------------------------------------      (Voluntary)                -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------    X   Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                          President and Chief Executive      -----  More than One
                                                                          Officer                                   Reporting Person
                                                                         ----------------------------------
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
Employee Stock Option
  (right to buy)                 (1)       04/22/06      Common Stock    494,120      $2.53/sh.     D            N/A
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Employee Stock Option
  (right to buy)                 (2)       06/29/08      Common Stock    200,000         (3)        D            N/A
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Explanation of Responses:

(1) The option vested as to 82,353 shares on 04/22/97, and vests as to an additional 20,588 shares at the end of each of the twelve successive calendar quarters after such date. The option vests as to an additional 82,355 shares upon the earlier of
    03/21/06 or the day immediately following the first period of time during which the market value of the Issuer's outstanding
    Common Stock equals or exceeds $100,000,000 for thirty consecutive days. The option vests as to an additional 82,356 shares upon the earlier of 03/21/06 or the day immediately following the first period of time during which the market value of the
    Issuer's outstanding Common Stock equals or exceeds $150,000,000 for thirty consecutive days.

(2) 25% of the option vests on 06/30/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
(3) The exercise price per share is the initial public offering price of a share of the Issuer's Common Stock upon the consummation of the Issuer's initial public offering.
                                                                                /s/ Gary G. Hegna                      1/28/99
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date
                                                                                  Gary G. Hegna
Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)
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